

George Favvas

CEO at Circle Medical

San Francisco Bay Area

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 Circle Medical

 Vanier College

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 500+ connections

I'm a serial entrepreneur with 20 years experience as a developer, product manager and CEO. Graduate of 500 Startups and Y Combinator. Cofounded Circle Medical to make healthcare better.

Activity

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Congrats on the new role, Adam! :)

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Do you need a flu clinic for your office this fall? Just fill this out an…

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Experience



Cofounder and CEO

Circle Medical

Jun 2015 – Present · 3 yrs 4 mos

San Francisco Bay Area

Circle Medical is a unique on demand primary care practice that accepts insurance.

|  🎥 | San Francisco Doctors - Circle… |



Lead Instructor, Product Management

General Assembly

Nov 2014 – Present · 3 yrs 11 mos

San Francisco Bay Area

I teach a 10 week Saturday class on product management, covering a range from topics from user UX design, to validating an MVP, to customer acquisition.



Mentor

FounderFuel

Jun 2011 – Present · 7 yrs 4 mos

Montreal

Mentor to the startups participating in the FounderFuel accelerator program



Cofounder

PerkHub (formerly Rewardli)

Feb 2011 – May 2015 · 4 yrs 4 mos

PerkHub powers perks and group buying programs for some of the world's top companies.



SmartHippo

5 yrs



Founder and CEO

2006 – Feb 2011 · 5 yrs

SmartHippo.com is the first ever web site that allows individuals to use the power of a community to save money when shopping for rates on financial products and services.

SmartHippo.com champions a consumer-friendly approach to lending based on tra... See more



Founder and VP Corporate Strategy

Oct 2009 – Mar 2010 · 6 mos

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Education



Vanier College

Diploma, Communications

1993 – 1996

Activities and Societies: Student newspaper, student council

Built my own program of study with a focus on courses in design/media, computer science and math.



Y Combinator

S2015

Skills & Endorsements

Entrepreneurship · 74

Endorsed by **Francis Davidson and 21 others who are highly skilled at this**

Endorsed by **2 of George's colleagues at PerkHub**

Start-ups · 50

Endorsed by **Nick Frost and 13 others who are highly skilled at this**

Endorsed by **3 of George's colleagues at SmartHippo**

E-commerce · 21

Endorsed by **Paolo Privitera and 3 others who are highly skilled at this**

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